Exhibit 99.1

For immediate release

Nexen Inc. Files Year End Disclosure Documents

Calgary, Alberta, February 25, 2013 – Nexen Inc. (“Nexen”, TSX, NYSE: NXY) has filed today its annual information form (AIF), audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2012 with Canadian securities authorities. The AIF includes disclosure and reports relating to reserves data and other oil and gas information. Nexen also filed its annual report on Form 40-F for the year ended December 31, 2012 with the United States Securities and Exchange Commission.

Copies of the filed documents can be accessed electronically from:

•                  SEDAR at www.sedar.com

•                  EDGAR at www.sec.gov

•                  Nexen at www.nexeninc.com/investors

Shareholders may request a hardcopy of the audited financial statements free of charge on our website.

On July 23, 2012, Nexen entered into an Arrangement Agreement in which CNOOC Limited (CNOOC) proposed to acquire all of the outstanding common and preferred shares of Nexen Inc. for approximately US$15 billion in cash. The transaction was approved by the common and preferred shareholders on September 20, 2012 and all regulatory approvals have been received. The transaction is expected to close this week.

About Nexen

Nexen Inc. is a Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries, please contact:	For media and general inquiries, please contact:

Janet Craig	Pierre Alvarez
Vice President, Investor Relations	Vice President, Corporate Relations
(403) 699-4230	(403) 699-5202

801 – 7th Ave SW

Calgary, Alberta, Canada T2P 3P7

www.nexeninc.com

Forward-Looking Statements

Certain statements in this Release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “expect”, “should” or other similar words. Any statements as to the ability of the parties to satisfy the conditions to, and to complete, the transaction; the anticipated timing of the closing of the transaction; and, changes in any of the foregoing are forward-looking statements.

All of the forward-looking statements in this Release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Nexen undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. The key assumptions that have been made in connection with the forward-looking statements include the ability of the parties to the July 23, 2012 Arrangement Agreement to satisfy, in a timely manner, the conditions to the closing of the transaction.

Forward-looking statements are subject to known and unknown risks and uncertainties and other factors, many of which are beyond our control and each of which contributes to the possibility that our forward-looking statements will not occur or that actual results and achievements may differ materially from those expressed or implied by such statements. Such factors include, among others: the possible failure of Nexen and CNOOC Limited to otherwise satisfy the conditions to the completion of the transaction, in a timely manner or at all; if the transaction is not completed and Nexen continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of Nexen to the completion of the transaction could have an impact on Nexen’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Nexen; the possible failure of Nexen to comply with the terms of the Arrangement Agreement may result in Nexen being required to pay a fee to CNOOC Limited, the result of which could have a material adverse effect on Nexen’s financial position and results of operations and its ability to fund growth prospects and current operations; and other factors, many of which are beyond our control. Additional information on these and other factors that could affect the completion of the transaction are included in the information circular and proxy statement of Nexen dated August 16, 2012, which has been filed with the applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) and Nexen’s website (www.nexeninc.com). The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.